United States securities and exchange commission logo





                              August 11, 2023

       Boxun Zhang
       Chief Financial Officer
       Room 2701-05, Tower A, Global Trade Center
       36 North Third Ring Road, Dongcheng District
       Beijing 100013
       People   s Republic of China

                                                        Re: Concord Medical
Services Holdings Ltd
                                                            Form 20-F
                                                            Response Dated July
14, 2023
                                                            File No. 001-34563

       Dear Boxun Zhang:

              We have reviewed your July 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 29, 2023 letter.

       Response Letter dated July 14, 2023

       General

   1. We note your proposed disclosure in response to comment 4, including that "in connection with our historical
issuance of securities to foreign investors, under currently effective
                                                        PRC laws, regulations,
and regulatory rules, as of the date of this annual report, we (1) are not required to obtain
permissions from the China Securities Regulatory Commission (the
                                                           CSRC   ), (2) are
not required to proactively go through cybersecurity review by the
                                                        Cyberspace
Administration of China (the    CAC   ), and (3) have not been requested to
                                                        obtain such permissions
by any PRC authority." Please revise to clarify whether you
                                                        relied upon an opinion
of counsel with respect to your proposed disclosure that you are not required to obtain
permissions from the CSRC and are not required to complete a
 Boxun Zhang
Room 2701-05, Tower A, Global Trade Center
August 11, 2023
Page 2
         cybersecurity review by the CAC.
        You may contact Jeanne Baker at (202) 551-3691 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 with any other questions.



                                                         Sincerely,
FirstName LastNameBoxun Zhang
                                                   Division of Corporation
Finance
Comapany NameRoom 2701-05, Tower A, Global Trade Center
                                                   Office of Industrial
Applications and
August 11, 2023 Page 2                             Services
FirstName LastName